CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30	December 31
	2006	2005
	(unaudited)
Assets

Current assets
Cash and equivalents	$41,799,332	$17,516,909
Amounts receivable	370,686	208,762
Due from related parties (note 5)	443,267	–
Investments (note 3)	119,000	179,000
Prepaid expenses	35,617	85,164
	42,767,902	17,989,835

Equipment	80,244	6,080
Reclamation deposits	61,203	63,580
Mineral property interests	98,630,000	98,630,000

Total Assets	$141,539,349	$116,689,495

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$965,443	$644,245
Due to related parties (note 5)	197,910	55,960
	1,163,353	700,205

Future income taxes (note 6)	14,675,000	19,364,000

Shareholders' equity
Share capital (note 4)	185,161,681	161,228,635
Paid in capital (note 4(g))	4,556,840	–
Warrants (note 4(d))	159,000	–
Contributed surplus (note 4(e))	6,583,919	5,007,211
Deficit	(70,760,444)	(69,610,556)
	125,700,996	96,625,290
Subsequent events (note 7)
Total Liabilities and Shareholders' Equity	$141,539,349	$116,689,495

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdi Dippenaar	/s/ Jeffrey R. Mason

Ferdi Dippenaar	Jeffrey R. Mason
Director	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Operations
(Unaudited – Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
		(Restated - note 1)		(Restated - note 1)

Expenses (income)
Amortization	$5,650	$–	$6,369	$–
Conference and travel	301,933	33,800	501,682	53,227
Exploration (see schedule of exploration expenses)	959,975	883,001	1,599,483	1,660,301
Foreign exchange	(2,705,688)	(1,658,842)	(2,125,235)	(3,519,968)
Interest	(253,855)	(120,882)	(399,195)	(235,017)
Legal, accounting, and audit	127,525	141,665	233,728	205,771
Office and administration	912,510	282,732	1,482,114	581,900
Shareholder communications	109,428	99,401	198,311	179,375
Stock-based compensation - exploration (note 4(c))	493,064	(13,078)	629,454	(9,937)
Stock-based compensation - office and administration (note 4(c))	865,622	(31,760)	1,193,877	(30,883)
Trust and filing	11,202	5,364	97,559	72,137
Income (loss) before the undernoted and income taxes	(827,366)	378,599	(3,418,147)	1,043,094
Profit (loss) on sale of investments	75,659	–	75,659	(193,150)
Mark-to-market adjustment on investments (note 3)	10,600	(138,000)	212,600	(138,000)
Income (loss) before income taxes	(741,107)	240,599	(3,129,888)	711,944
Future income tax recovery	1,980,000	191,000	1,980,000	1,234,000

Income (loss) for the period	$1,238,893	$431,599	$(1,149,888)	$1,945,944

Basic and diluted income (loss) per share	$0.01	$0.00	$(0.01)	$0.02

Weighted average number of common shares outstanding	99,627,242	92,113,379	96,764,385	91,596,804

See accompanying notes to consolidated financial statements.

Consolidated Statements of Deficit
(Unaudited – Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Deficit, beginning of period, as previously reported	$71,999,337	$64,009,440	$69,610,556	$62,447,785
Adjustment for future income taxes and related foreign exchange (note 1)	–	2,523,000	–	5,599,000
Deficit, beginning of period, as restated	71,999,337	66,532,440	69,610,556	68,046,785
Loss (income) for the period	(1,238,893)	(431,599)	1,149,888	(1,945,944)

Deficit, end of the period	$70,760,444	$66,100,841	$70,760,444	$66,100,841

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Unaudited – Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
		(Restated - note 1)		(Restated - note 1)

Operating activities
Income (loss) for the period	$1,238,893	$431,599	$(1,149,888)	$1,945,944
Items not involving cash
Amortization	6,202	154	7,473	154
Future income tax recovery	(1,980,000)	(191,000)	(1,980,000)	(1,234,000)
Profit (loss) on sale of investments	(75,659)	–	(75,659)	193,150
Mark-to-market adjustment on investments (note 3)	(10,600)	138,000	(212,600)	138,000
Non-cash stock-based compensation expense	1,358,686	(44,838)	1,823,331	(40,820)
Unrealized foreign exchange gain	(3,309,000)	(1,331,000)	(2,709,000)	(3,364,000)
Warrants received for property option agreement	–	–	–	(345,000)
Changes in non-cash operating working capital
Amounts receivable	(237,971)	(12,934)	(161,924)	76,107
Prepaid expenses	38,346	47,282	49,547	101,357
Accounts payable and accrued liabilities	449,109	(589,593)	321,198	(110,839)
Cash used in operating activities	(2,521,994)	(1,552,330)	(4,087,522)	(2,639,947)

Investing activities
Proceeds on sale of investments	348,259	–	348,259	77,850
Purchase of equipment	(54,235)	(6,710)	(81,637)	(6,710)
Reclamation deposits	2,631	–	2,377	–
Cash provided by (used in) investing activities	296,655	(6,710)	268,999	71,140

Financing activities
Common shares issued for cash, net of issue costs	23,316,344	–	23,845,423	5,018,062
Subscriptions received in terms of private placement net of issue costs	4,556,840	–	4,556,840	–
Advances from (to) related parties (note 5)	(102,350)	(210,447)	(301,317)	(144,031)
Cash provided by (used in) financing activities	27,770,834	(210,447)	28,100,946	4,874,031

Increase (decrease) in cash and equivalents	25,545,495	(1,769,487)	24,282,423	2,305,224
Cash and equivalents, beginning of period	16,253,837	21,274,259	17,516,909	17,199,548

Cash and equivalents, end of period	$41,799,332	$19,504,772	$41,799,332	$19,504,772

Supplementary information
Taxes paid	$–	$–	$–	$–
Interest paid	$–	$–	$–	$–
Interest received	$253,855	$120,882	$399,195	$235,017

Non-cash financing and investing activities
Warrants received for mineral property option agreement	$–	$–	$–	$345,000
Fair value of stock options transferred to share capital on options
exercised from contributed surplus	$8,233	$–	$246,623	$–
Fair value of warrants issued with short form prospectus offering	$159,000	$–	$159,000	$–

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited – Expressed in Canadian Dollars)

Mineral Property Interests	Burnstone	Hollister	Other	Total

Exploration expenses incurred during the period ended June 30, 2006
Assays and analysis	$54,601	$443	$52,187	$107,231
Amortization	102	–	1,002	1,104
Drilling	9,683	–	302,425	312,108
Engineering	209,618	68,870	1,250	279,738
Environmental, socio-economic and land	71,959	44,918	129	117,006
Equipment rental	4,031	–	13,279	17,310
Freight	–	–	–	–
Geological	114,088	58,373	179,826	352,287
Graphics	2,714	8,562	30,588	41,864
Property fees and exploration option payments	100,744	(33,958)	1,455	68,241
Site activities	168,174	6,374	102,174	276,722
Transportation	1,826	520	23,526	25,872
	737,540	154,102	707,841	1,599,483
Stock-based compensation (note 4(c))	290,248	60,645	278,561	629,454
Exploration expenses incurred during 2006	1,027,788	214,747	986,402	2,228,937
Cumulative exploration expenditures, December 31, 2005	21,523,977	23,300,423	334,221	45,158,621
Cumulative exploration expenditures, June 30, 2006	$22,551,765	$23,515,170	$1,320,623	$47,387,558

Cumulative exploration expenditures, consist of :
Cumulative cash expenditures	$20,771,363	$23,265,843	$1,027,068	$45,064,274
Cumulative stock-based compensation - exploration	1,780,402	249,327	293,555	2,323,284
	$22,551,765	$23,515,170	$1,320,623	$47,387,558

Exploration expenses incurred during 2005
Assays and analysis	$83,601	$2,881	$96,606	$183,088
Amortization	85	–	1,157	1,242
Drilling	472,917	–	298,871	771,788
Engineering	1,216,433	66,935	20,755	1,304,123
Environmental, socio-economic and land	376,843	8,490	2,064	387,397
Equipment rental	–	–	18,276	18,276
Freight	–	–	21	21
Geological	439,310	109,781	312,802	861,893
Graphics	8,552	18,994	7,997	35,543
Property fees and exploration option payments	155,688	153,856	4,254	313,798
Site activities	221,127	23,165	71,329	315,621
Transportation	16,532	5,883	14,767	37,182
Proceeds on option agreements	–	–	(345,000)	(345,000)
	2,991,088	389,985	503,899	3,884,972
Stock-based compensation	13,228	1,787	3,768	18,783
Exploration expenses incurred during 2005	3,004,316	391,772	507,667	3,903,755
Cumulative exploration expenditures, December 31, 2004	18,519,661	22,908,651	(173,446)	41,254,866
Cumulative exploration expenditures, December 31, 2005	$21,523,977	$23,300,423	$334,221	$45,158,621

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

1.	Nature of operations

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements which are available through the Internet on SEDAR at www.sedar.com.

Operating results for the three and six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006.

During the year ended December 31, 2005, the Company made certain adjustments to the estimates of its accounting and tax temporary differences. These adjustments resulted in revisions to its future income tax-related balances, as previously filed for the period ended June 30, 2005. The effect of these adjustments on the financial statements for the six months ended June 30, 2005, was to reduce the future income tax liability by $4,598,000 (three months ended June 30, 2005 – $1,001,000) and to reduce the loss from operations and loss per share for the period then ended by $4,598,000 (three months ended June 30, 2005 – $1,522,000) and $0.05 (three months ended June 30, 2005 – $0.01), respectively, of which $3,364,000 (three months ended June 30, 2005 – $1,331,000) has been allocated to foreign exchange gain and $1,234,000 (three months ended June 30, 2005 – $191,000) has been allocated to future income tax recovery.

2.	Equipment

		June 30, 2006			December 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Computer	$ 192,717	$ 134,987	$ 57,730	$ 133,388	$ 128,835	$ 4,553
Field	351,360	350,006	1,354	351,360	349,833	1,527
Office	322,986	301,826	21,160	300,678	300,678	–
	$ 867,063	$ 786,819	$ 80,244	$ 785,426	$ 779,346	$ 6,080

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

3.	Investments

	June 30, 2006		December 31, 2005
	Cost	Fair value	Cost	Fair value

Warrants	$ 56,000	$ 56,000	$ 179,000	$ 179,000
Shares	63,000	63,000	–	–
	$ 119,000	$ 119,000	$ 179,000	$ 179,000

At June 30, 2006, the estimated fair value of warrants, which comprised of 100,000 warrants in Lumina Resources Corp. was estimated at $56,000 (using expected volatility of 118%, risk free interest rate of 4%, dividends of nil and remaining life of approximately 0.7 years). The shares comprise 20,000 common shares in Global Copper Corp. Mark-to-market adjustments on the shares and warrants of $10,600 and $212,600 were recorded in operations during the three and six months ended June 30, 2006.

The continuity of the number and value of warrants is as follows:

Warrants:	Number of	Carrying
	warrants	value
Balance, December 31, 2005	100,000	$179,000
Cancelled February 2006	(100,000)	–
Received, February 2006	300,000	–
Mark-to-market adjustment, March 2006	–	202,000
Exercised, June 2006	(200,000)	(335,000)
Mark-to-market adjustment, June 2006	–	10,000
Balance, June 30, 2006	100,000	$56,000

At December 31, 2005, the Company held 100,000 warrants of Lumina Copper Corp. ("Old Lumina"). In May 2005, Old Lumina completed a statutory plan of arrangement to reorganize Lumina into four separate companies (Regalito Copper Corp., Northern Peru Copper Corp., Lumina Resources Corp., and Global Copper Corp.), all of which are listed on the Toronto Stock Exchange. On February 14, 2006, the Company and Regalito Copper Corp. (“Regalito”), the successor company to Old Lumina, agreed to cancel these warrants and replace them with the following, exercisable until March 14, 2007:

• 100,000 warrants of Northern Peru Copper Corp. exercisable at a price of $0.06 per share
• 100,000 warrants of Lumina Resources Corp. exercisable at a price of $0.07 per share
• 100,000 warrants of Global Copper Corp. exercisable at a price of $0.31 per share

Also pursuant to the February 14, 2006 agreement, the Company and Regalito agreed that in the event, at any time prior to March 14, 2007, the shares of Regalito were purchased by a third party pursuant to a takeover bid or a similar acquisition for an amount greater than $8.78 per share, Regalito would pay to the Company, the cash difference between such price and $8.78 multiplied by 100,000.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

In June 2006, the Company exercised the warrants in Northern Peru Copper Corp. and Global Copper Corp. All the resulting shares, except for 20,000 shares in Global Copper Corp., were sold. The shares in Global Copper Corp have been stated at their quoted market value.

4.	Share capital

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

	Number of
	Shares	Amount
Balance, December 31, 2005	93,685,379	$161,228,635
Share purchase options exercised (note 4(c))	439,500	609,430
Shares issued for cash, net of share issue costs (note 4(f))	11,200,000	23,076,993
Fair value of options allocated to shares on exercise	–	246,623
Balance, June 30, 2006	105,324,879	$185,161,681

(c)	Share option plan

The continuity of share purchase options is as follows:

	Weighted		Contractual
	average		weighted average
	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2005	$1.41	5,242,000	2.60
Cancelled	$1.45	(209,000)
Exercised	$1.39	(439,500)
Granted	$2.25	4,057,500
Balance, June 30, 2006	$1.80	8,651,000	2.80

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

Options outstanding at June 30, 2006 are as follows:

		Number of	Number of
	Exercise	options	options
Expiry date	price	outstanding	exercisable
November 30, 2006	$1.59	10,000	10,000
November 30, 2006	$1.75	310,000	310,000
November 30, 2006	$1.62	42,500	42,500
September 28, 2007	$1.15	582,000	572,000
December 20, 2007	$1.17	854,000	854,000
December 14, 2007	$1.14	15,000	7,500
December 19, 2008	$1.62	2,100,000	2,100,000
March 31, 2009	$2.07	2,161,000	–
March 31, 2009	$2.45	180,000	–
April 30, 2009	$2.45	461,500	–
December 31, 2010	$1.14	680,000	226,700
April 30, 2011	$2.45	1,255,000	–
Total		8,651,000	4,122,700
Average option price		$1.80

At June 30, 2006, there were 4,122,700 options exercisable, with a weighted average exercise price of $1.44.

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted in the three and six months ended June 30 2006 and 2005, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Exploration
Engineering	$134,918	$(10,385)	$166,013	$(9.843)
Environmental, socioeconomic and land	6,175	–	6,175	–
Geological	351,971	(2,963)	457,266	(94)
Exploration	493,064	(13,078)	629,454	(9,937)
Operations and administration	865,622	(31,760)	1,193,877	(30,883)
Total compensation cost recognized in
operations, credited to contributed surplus	$1,358,686	$(44,838)	$1,823,331	$(40,820)

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Risk free interest rate	4%	3%	4%	3%
Expected life	4.3 years	2.6 years	3.7 years	2.6 years
Expected volatility	56%	64%	56%	64%
Expected dividends	nil	nil	nil	nil

(d)	Share purchase warrants

The continuity of the number and value of share purchase warrants on the consolidated balance sheet is as follows:

		Exercise	Number of	Carrying
	Expiry date	price	warrants	value
Balance, December 31, 2005			–	$–
Changes during the period
Warrants issued pursuant to share issuance
(note 4(f))	May 18, 2007	$2.60	672,000	159,000
Balance, June 30, 2006			672,000	$159,000

(e)	Contributed surplus

The continuity of contributed surplus on the consolidated balance sheet is as follows:

Balance, December 31, 2005	$5,007,211
Changes during the period
Non-cash stock-based compensation (note 4(c))	1,823,331
Share purchase options exercised, credited to share capital	(246,623)
Balance, June 30, 2006	$6,583,919

The components of contributed surplus are:

	June 30	December 31
	2006	2005
Fair value of warrants issued which expired unexercised	$221,250	$221,250
Accumulated stock-based compensation	7,279,204	5,455,876
Share purchase options exercised, credited to share capital	(916,538)	(669,915)
Total contributed surplus	$6,583,919	$5,007,211

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(f)	Share issuance, May 2006

On May 18, 2006, the Company completed an offering of 11,200,000 common shares at $2.25 per share for gross proceeds of $25,200,000. The Company paid to the underwriters a commission of $1,512,000 and granted compensation options (“warrants”) to purchase 672,000 common shares at an exercise price of $2.60 per common share until May 18, 2007. These warrants have been recorded with an estimated fair value of $159,000 (using expected volatility of 55%, risk free interest rate of 4%, dividends of nil, a share price of $1.90 and remaining life of approximately 1 year). The Company incurred other share issue costs of approximately $452,000 for net proceeds of $23,236,000.

(g)	Private placement financing, April 2006

On April 11, 2006 the Company announced a private placement financing of its common shares at $2.25 per share. As at June 30, 2006, the Company had received approximately $4.6 million in subscriptions in respect of this placement and has recorded the amounts received as paid-in-capital. The private placement was completed in July 2006 (note 7(a)).

5.	Related party balances and transactions

Related party balances	June 30	December 31
	2006	2005
Related party balances receivable
Hunter Dickinson Inc.	$443,267	$–

Related party balances payable
Hunter Dickinson Inc.	–	6,399
CEC Engineering Ltd.	22,371	49,561
Plateau Resources (Proprietary) Limited (a)	175,539	–
	$197,910	$55,960

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

Reimbursement for third party expenses
and services rendered	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Hunter Dickinson Inc.	$501,919	$276,318	$946,157	$560,316
Hunter Dickinson Group Inc.	$–	$3,200	$–	$6,400
CEC Engineering Ltd.	$26,609	$104,352	$82,009	$121,868
Pangea Exploration (Proprietary)
Limited	$17,826	$10,472	$36,341	$31,122
Plateau Resources (Proprietary)
Limited (a)	$96,070	$–	$189,502	$(6,326)

(a)

Plateau Resources (Proprietary) Limited (“Plateau”) is a wholly-owned subsidiary of Anooraq Resources Corporation, a Canadian company which has certain directors in common with the Company. Plateau shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement with no profit element involved.

6.	Income taxes

The future income tax liability arising from mineral properties is based substantially on South African rand-denominated assets and tax balances. As at June 30, 2006, the reduction in future income tax liability since December 31, 2006 was due to fluctuations in the South African rand and changes in timing differences.

7.	Subsequent events

Subsequent to June 30, 2006:

(a)	The Company completed a private placement financing in July 2006 (note 4(g)) with the issue of 3,333,334 common shares at $2.25 per share for gross proceeds of $7,500,000.

Share issue costs of approximately $450,000 were incurred with this placement.

(b)

The Company completed a settlement agreement with the former Southgold Shareholders, pursuant to which, the Company issued 4,000,000 common shares and 2,000,000 share purchase warrants to purchase 2,000,000 common shares at a price of US$1.80 per share, exercisable until July 18, 2008, in full settlement of all remaining obligations under the original Option to Purchase Agreement.

(c)

On July 14, 2006, the Company entered into an agreement in principle with GFL and Tranter, whereby the net smelter royalty related to the Burnstone Project is to be settled and a Black Economic Empowerment joint venture structure is to be created to participate in the Burnstone Project. The finalization of terms is subject to negotiation of definitive agreements, completion of legal, financial, tax and technical due diligence studies by each of the parties, the approval of the transaction by the boards of directors of the Company, GFL and Tranter, South African regulatory approvals and securities approvals.